Exhibit 12.1

SOUTHWEST AIRLINES CO.

STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Three months ended,
	March 31,	Year Ended December 31,
	2012	2011	2010	2009	2008	2007
Earnings
Income before income taxes and cumulative effect of accounting changes	$159	$323	$745	$164	$278	$1,057
Add: Fixed charges	$117	$469	$364	$375	$299	$273
Less: Interest capitalized	$5	$12	$19	$21	$25	$50

Total	$271	$780	$1,090	$518	$552	$1,280

Fixed charges
Interest expense (net)	$34	$182	$148	$165	$105	$69
Add: Interest capitalized	$5	$12	$19	$21	$25	$50

Gross interest expense	$39	$194	$167	$186	$130	$119
Add: Interest factor of operating lease expense	$78	$275	$197	$189	$169	$154

Total	$117	$469	$364	$375	$299	$273

Ratio of earnings to fixed charges	2.32	1.66	2.99	1.38	1.85	4.69